SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: Dec. 05, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA, V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐      Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐      No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.)

Enclosed:

     Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 5, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 5, 2005
Ivanhoe Mines welcomes support by Mongolia’s Prime Minister,
World Bank and International Monetary Fund representatives
for continued stability in mineral sector
ULAANBAATAR, MONGOLIA — Robert Friedland, Chairman of Ivanhoe Mines, said today that the company was encouraged by recent statements by the Prime Minister of Mongolia, Ts. Elbegdorj, indicating that the Mongolian government would only make legislative changes that would maintain the current attractive climate for foreign investment in the country’s mineral sector.
“Mongolia should be a country that is favourable for investment,” Mr. Elbegdorj told delegates attending an international conference in Ulaanbaatar, organized by the World Bank and the Prime Minister’s office, on the Extractive Industries Transparency Initiative on Friday, December 2.
Mr. Elbegdorj said there is no case to be made for government ownership of mineral deposits and added that the government was determined to avoid the “negative consequences” that would result from changes being promoted by certain individuals and groups.
The Prime Minister acknowledged concerns voiced during the past week by numerous international and domestic mining companies about changes to Mongolia’s Minerals Law that have been drafted by officials with Mongolia’s Ministry of Industry and Trade. While the industry has expressed support for certain limited environmental and exploration licencing initiatives as possible improvements to the existing law, there has been widespread condemnation of a number of other aspects of the proposed amendments, including the suggestion that the government should have the right to acquire ownership of up to 30% of significant mineral deposits discovered with state funding during the pre-1991 Soviet era and up to 15% of future private industry discoveries. The so-called participation clause already has been revised several times by officials in response to critical domestic and international reaction and may be revised again, one or more times. Minister of Industry and Trade Sukhbaatariin Batbold has requested a formal response to the draft revisions by the domestic and international mining industry before they are presented to the government’s cabinet, which is expected as early as this week.
Speaking at a news conference in China last week, Mongolia’s President Nambariin Enkhbayar and Foreign Minister Tsendiin Munkh-Orgil said Mongolia was unlikely to take stakes in foreign mining ventures.
“The leadership in the country will do its best to make foreign investors feel happy about their money they are going to bring into the Mongolian economy,” President Enkhbayar told reporters.
Mr. Munkh-Orgil told the news conference he did not think the government would go as far as proposing to take a stake in mineral deposits.
Industry and Trade Minister Batbold told the high-profile Transparency Initiative conference, which was conducted in the Parliament Building and featured in nationwide television newscasts, that Mongolia’s current Minerals Law has been very attractive for foreign investors.

With 230 companies from 31 countries now operating in Mongolia’s mineral sector, Mr. Batbold and Mr. Elbegdorj said on Friday that there is a need to maintain and enhance the competitiveness of the sector.
Speaking at the conference, Mr. Friedland said Mongolia already has an excellent Minerals Law, one that had attracted Ivanhoe seven years ago and under which Ivanhoe so far has invested over US$275 million and paid $11 million in government taxes, while not taking “a penny out of Mongolia.”
Any debate about changes to the law must be conducted in an open and transparent manner, he said. “Ivanhoe would like to caution against the politicization of foreign investment. Those who politicize foreign investment will rapidly lose it.”
Mr. Friedland told delegates that a decision for Mongolia’s leaders was whether to introduce changes that would take the country back toward the old Soviet system of state-owned resources or to continue to develop Mongolia as a modern, democratic Asian state like South Korea, Japan, Malaysia and Singapore. Without foreign investment to underwrite its development, Mongolia would be at risk of losing the economic progress it has made to date.
Mr. Friedland said Mongolia has the potential to become an Asian Kuwait or an Asian Canada. In reply, the Prime Minister said he agreed, describing his vision of a Mongolia that develops into “a leading country in the region” with “the same rank as other developed Asian nations.” The Mongolian government is committed to the same objective, he added.
Other industry speakers at the conference included Paul Korpi, President of Boroo Gold, owned by Centerra Gold, of Canada, and Andrew Cuthbertson, a business development representative with international mining giant Rio Tinto.
Charles Husband, lead financial analyst in the World Bank’s Washington-based Mining Department, cautioned Mongolia against making hasty changes to its Minerals Law at a time of very high mineral prices and said the regulators must recognize that the mining industry does not make large profits when prices cycle lower. “Mongolia needs to establish a track record in being a good place to do business, with a stable legal and regulatory environment.” Mr. Husband urged Mongolia to slow down the process of change and said any amendments to the Minerals Law must equitably benefit all stakeholders, including investors.
Dawn Rehm, resident representative for the International Monetary Fund, warned that abrupt changes in prevailing law can generate a reluctance to invest by international lenders and also prompt a pulling back of investment that would affect the growth in job creation, private sector development and Mongolia’s overall economic growth. “Changes in the rules of the game are upsetting to just about everyone.” She added that transparency in Mongolia’s policies, as well as its laws and finances, is critical to its efforts for the future.
Information contacts
North America
Investors: Bill Trenaman 604 688 5755
Media: Bob Williamson 604 331 9880
Mongolia
Layton Croft 976 9911 3339